Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310 fax 913-663-2239

November 10, 2008

Karl Hiller, Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 9, 2008

File No. 1-10077

Dear Mr. Hiller:

We have reviewed your comments sent October 21, 2008 regarding the financial statements included in our recent filings and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Report, page 35

1.

We have read your response to prior comment one in which you indicate that you have revised your financial statements to identify the inception-to-date activity as unaudited, and that your auditors have amended their report to remove reference to the prior auditors. However, we note that your auditors have conflicting language in the revised audit report regarding their responsibility for auditing the cumulative information for the period from March 15, 1995 through December 31, 2007, stating in both the opinion paragraph and one sentence of the introductory paragraph that such information has been audited, while also stating that it is unaudited within the same introductory paragraph. Further, we note your financial statements were not labeled as unaudited with the exception of certain periods in your Statements of Stockholders’ Equity.

Please obtain a revised audit opinion from your auditors that appropriately and consistently identifies the periods that are audited. You will also need to label your inception-to-date information in a manner that is consistent with the audit opinion, as either audited or unaudited. We expect your revisions will eliminate any language indicating the cumulative information has been partially audited.

Please contact us by telephone if you require further clarification or guidance.

Response:

We obtained a revised audit opinion that clarifies the periods covered and the periods information included that is presented as unaudited.  We also labeled as unaudited the columns of cumulative information on the statements of cash flows and operations.

Statements of Operations, page 36

2.

We note that you have proposed, in response to prior comment two, netting the gain on equipment sales against exploration costs. Although we had anticipated repositioning the line item to the Total Costs and Expenses category, we are not convinced or informed of your rationale for offsetting, given the initial prominence in display.

Response:

We restored the line regarding the gain on equipment sale and repositioned the line item to the Total Costs and Expenses category.

Note 1 — Organization and Significant Accounting Policies, page 45

Reverse Acquisition, page 45

3.

We have read your response to prior comment three, explaining that you treated the transaction with Great South Land Minerals, Ltd. (GSLM) as a combination of entities under common control because both companies had the same Chief Executive Officer. You also explain that the total shares of both Empire Energy and GSLM are shown as outstanding at December 31, 2004 in your Statement of Stockholders Equity. We note that the characterization of this transaction as a reverse acquisition in your disclosure is not consistent with your response.

Please submit the analysis that you performed under EITF 02-05 in determining that both entities were under common control before and after the exchange. Please be sure to include a schedule listing the owners of the voting equity interests and the number of shares held in each entity before and after the exchange; your rationale for combining the shares of both entities as of December 31, 2004, presumably following the guidance in paragraphs D16 and D17 of SFAS 141, should be clear.

If you are able to demonstrate that the entities were under common control, also submit the disclosure revisions that you propose to correctly describe the circumstances under which the exchange occurred, and the manner of presentation utilized in your financial statements for periods before and after the exchange. If you require further clarification about differentiating between the accounting required for entities under common control and a reverse merger recapitalization, we suggest that you contact us by telephone.

Response:

Our response to your earlier comment was not accurate.  On further review, our original description of the reverse acquisition was accurate.  The presentation of the shares and share totals in the statement of equity in the earlier years was not correct.  We have restated the early year share totals and the 2005 reverse acquisition transaction to properly reflect the transaction in the statement of equity in 2005.

Note 8 — Convertible Debentures and Notes Payable, page 56

4.

We have read your response to prior comment four, regarding your accounting for the December 2006 financing transaction with Wind City, Inc., including your issuance to Wind City of warrants to acquire 60 million shares of your Class A common stock at $0.15 per share, receipt of $4 million in loan proceeds from Wind City, and a put option under which you could require Wind City to buy 4.5 million shares of Zeehan Zinc common stock in January 2007 at $1.00 per share.

We understand that you are proposing to restate your financial statements to allocate $250,000 of the $4 million in loan proceeds to the warrants, based on a valuation you performed using a model identified as Black-Scholes-Merton, and to record additional interest expense during 2007 in this same amount, representing full amortization of the resulting debt discount. You also indicate that you would eliminate the $2.655 million gain recognized in 2007 upon your original reclassification of this item out of equity, where it had been presented as the Wind City put option in 2006.

Please address the following additional points.

(a)

In referring to the excess of the gain calculated between the put option price that Wind City would pay for Zeehan Zinc stock and your carrying value of the shares, over the value of the warrants, you state that your board of directors “...deemed the additional proceeds to be a premium paid for the right to obtain a significant block of Empire shares.” Given this view, tell us why you originally reclassified the put option amount out of equity to earnings in 2007.

(b)

Identify the factual and authoritative basis you have for segregating value received under the put option to the warrants; and explain how this is consistent with your recent valuation of the warrants using the Black- Scholes-Merton model.

(c)

Submit a schedule showing the per share and aggregate fair values ascribed to the Zeehan Zinc stock on each sale during 2006 and 2007, including your arrangement with Wind City, showing the corresponding book values and the resulting gains or losses, reconciled to the amounts reported in your financial statements. Explain the reasons for changes in fair values of the Zeehan Zinc stock over this period, as indicated by the terms of your various sales.

Tell us your rationale for creating a put option in December 2006 that would allow you to close the sale of the Zeehan Zinc shares in January 2007, rather than finalizing the sale of these shares in December 2006.

Response:

(a)

The gain on the sale of the Zeehan Zinc shares was completed in 2007 and was recorded to income when the warrants expired late in 2007.  The value credited to capital in 2006 when the premium position was provided to Wind City was credited to income in 2007 when the position was forfeited.

(b)

We believed that separation of the gain on the sale of the Zeehan Zinc shares from the expense of amortization of the discount on the liability inappropriately created magnification of the effect of items that were in fact combined.  The gain on the sale of the Libertas shares exceeded the calculated value of the warrants, but to theoretically closer represented an amount paid for the warrants than a discount on the note since the note carried a relatively high interest rate.  We accordingly reported no gain or loss on the share sale, no expense on the warrant issue and recorded only the interest paid on the note.  In light of your suggestion, we have taken the approach of recording the calculated value for the warrants and amortizing it over the term of the loan.

(c)

We have attached a schedule of transactions in the Zeehan Zinc shares.  The Put Option was a requirement of the counterparty, Wind City.  We tried but were not able to obtain their agreement to move the sale of the shares to December 2006.

5.

We note your disclosure on page 53 indicating that you sold your interest of 7,641,403 shares of Zeehan Zinc Limited in December 2007, but that you had to borrow 9 million shares of this entity from two other parties, to whom you issued 7 million of your own shares as compensation. Please address the following points.

(a)

Tell us why you had to borrow additional shares of Zeehan Zinc if you already owned the shares that you intended to sell.

(b)

Explain how you valued the 7 million shares issued as compensation and reported this amount in your financial statements.

(c)

Explain how the sale of these borrowed shares has been depicted in your financial statements, and how you calculated the apparent losses.

(d)

Explain the effects of your accounting for this arrangement on the investment and liability accounts in your financial statements.

(e)

Submit the disclosure revisions that you believe would aptly describe your reason for borrowing the shares, the accounting effects and repayment provisions.

Response:

(a)

We were selling the Zeehan Zinc shares to liquidate debt and avoid a foreclosure action.  We went to closing prepared to transfer the shares in certificate form, but the counterparty required that the share transfer be completed in electronic form prior to funding.  We needed to arrange the share loan in order to meet our required timetable.

(b)

The arrangement required to borrow the shares was a payment of 4 million Empire shares plus a daily rate that would continue until the repayment of shares was completed.  We valued the shares at the market price on the date of the arrangement, including the daily rate shares.  Due to problems getting the share transfer completed, approximately 5 million shares were owed at the end of 2007 and were recorded as cost of the sale of the Zeehan Zinc shares.  An additional 2 million shares in daily fees were earned in 2008, issued and recorded as expense in 2008 using the same share price.

(c)

Proceeds of sale of the 7,641,403 shares we owned were compared to the cost of those shares and the costs of the transaction, including the fee to borrow the shares.  Proceeds received from the sale of the remaining 1,358,597 borrowed shares were recorded as a note payable to the lender of those shares.  The shares were not replaced.

(d)

The shares were borrowed in November 2007.  The sale was completed in December 2007.  The investment was reduced at the time of the sale.  A long-term liability was accrued for the rental and the daily use fee in 2007 and reduced by issue of Empire shares in 2008.  Replacement of the borrowed shares was recorded at the time of the sale since orders to replace the borrowed shares were immediately placed at the time of the sale.  The value of the shares not replaced was recorded as an interest bearing liability.

(e)

Expanded explanation of the transaction is added on page 53 and page 32, as follows:

In December 2007, the company sold its interest of 7,641,403 common shares in Zeehan Zinc Limited. Proceeds of this sale were used to repay the $4,000,000 floating rate note payable to Wind City, Inc. that had been called for early redemption by the lender.  To comply with the timing required to complete the sale transaction and note repayment, and to provide additional working capital to the company, Empire borrowed 9,000,000 shares of Zeehan stock from two entities. A current director is a beneficiary of one entity and the current CEO and director could be a control person of the other entity. Empire agreed to pay a total of 7,000,000 Empire shares as compensation for this loan of Zeehan shares.  The 7,000,000 Empire shares were issued to one entity in 2008 and were valued at the market price at the time of the loan was made.  The value of 5,000,000 Empire shares, $600,000, was accrued as a long term payable at the time of the sale of the Zeehan shares and recorded as a cost of the sale of those shares.  The remaining 2,000,000 Empire shares were issued as compensation for unexpected processing delays in the return of the borrowed Zeehan shares and were recorded as an expense when the settlement agreement was made with the lender and the shares issued in 2008.  Further Empire issued a note payable to the other entity for $518,013, the proceeds of the sale of the remaining 1,359,597 Zeehan shares borrowed in excess of the shares owned by Empire.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd., page 61

6.

We note you have not fully complied with prior comment five to disclose the number of shares held by Pacific Rim Foods, Ltd. as of December 31, 2007. Please expand your disclosure to include the information provided in your response letter. Also disclose your accounting policy under Note 1 for issuances of stock by subsidiaries, including details sufficient to understand your position relative to the guidance in SAB Topic 5:H.

Response:

Disclosure expanded in Note 12 to clarify ownership at December 31, 2007 and to Note 1 accounting policy related to principles of consolidation expanded to include minority interests., as follows:

In 2006, Pacific Rim Foods transferred 1,500,000 of the shares to a management company controlled by an individual that is a Director of Empire and the Director and CEO of Pacific Rim  and recorded the transfer of the shares as compensation for services in the amount of $225,000 in 2006. At December 31, 2006 and 2007, 7,500,000 of the shares remained in the treasury of Pacific Rim Foods and were eliminated in consolidation.

7.

We have read your response to prior comment six in which you indicate that you maintain a 75% voting control and a 38% economic interest in Pacific Rim Foods, Ltd. through a one year renewable agreement with Mackay Partnership; also indicating that you acquired this position in return for contributing 9 million of your common shares to Pacific Rim Foods Ltd., and also extending a $300,000 loan to this entity.

Please reconcile these details to your disclosure under this heading and on page 6, indicating that you acquired a 51% interest in Pacific Rim on March 10, 2006 for the same consideration. Please also address the following points.

(a)

Submit further details of your “one year renewable agreement” including the circumstances and terms under which renewal is expected to occur; and explain how the amounts identified as consideration relate to subsequent periods.

(b)

Tell us the voting equity ownership that Mackay Partnership has held in Pacific Rim Foods, Ltd. over all periods subsequent to your arrangement.

(c)

Submit the agreements governing your control and economic interests; also list and file these as exhibits to comply with Item 601 (b)(10) of Regulation S-B.

(d)

Submit consolidating balance sheets, income and cash flow statements, showing the portions attributable to your interest in Pacific Rim Foods, Ltd.

(e)

Provide the disclosure revisions necessary to clarify how you have calculated your voting and economic interests.

Response:

Empire made the investment in Pacific Rim by investing the 9 million Empire shares and making the working capital loan.  The voting agreement was required when Pacific Rim was preparing a private placement offering to sell additional Pacific Rim common shares that would have reduced Empire’s interest below 51%.

(a)

A copy of the agreement is attached.  The negotiation and intention is that the voting agreement will be continued while the Empire ownership remains.  The voting agreement has been renewed continuously.

(b)

The ownership of Pacific Rim held by Mackay Partnership was originally 44% in 2006.  The private placement reduced their ownership to 41% at December 31, 2006 and to 39% at December 31, 2007.  Further private placement sales of common stock and conversion of preferred shares have reduced their ownership to 30% at the present time.  At present Empire ownership is 35%.  (Preferred stock has been converted to common since our last reply to comments.)

(c)

We will attach a copy of the voting agreement and purchase agreement and include them as exhibits 10.15 and 10.16.

(d)

We will attach consolidating financial statements.

(e)

We have revised the disclosures regarding our voting and economic interests as follows:

As a condition of agreement to the private placement sale of common shares of Pacific Rim Foods, the Company entered into an agreement on August 2, 2006 with a related party shareholder of Pacific Rim Foods to allow the Company to maintain voting control over Pacific Rim Foods, avoid potential Investment Company Act issues and establish and maintain consolidated operations.  The shareholder is a management company that is controlled by an individual that is a director of Empire and Director and CEO of Pacific Rim.  At December 31, 2006, Empire’s direct ownership of Pacific Rim was 47% and voting control was 88%.  At December 31, 2007, Empire’s direct ownership of Pacific Rim was 45% and the voting control was 83%.

Closing Comments

In connection with our responses to your comments, we acknowledge that:

*

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211